January 8, 2020

VIA EDGAR

John Stickel

Division of Corporate Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Flushing Financial Corporation
Registration Statement on Form S-4
Filed December 9, 2019
File No. 333-235411

Dear Mr. Stickel:

On behalf of our client, Flushing Financial Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 16, 2019 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-4 filed by the Company with the Commission on December 9, 2019 (File No. 333-235411) (the “Registration Statement”).

In connection with this response to the Comment Letter, the Company is contemporaneously filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

We are also providing supplementally to the Staff an electronic copy of the Amended Registration Statement and changed pages to the Amended Registration Statement, marked to show changes made to the Registration Statement since the initial filing of the Registration Statement on December 9, 2019.

Forum Selection, page 107

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

John Stickel

January 8, 2020

In response to the Staff’s comment, the Company has revised its disclosure on page 108 of the Amended Registration Statement under the heading “Comparison of Shareholder Rights – Forum Selection” with respect to “Flushing Shareholder Rights” as follows:

“Flushing’s bylaws provide that unless Flushing consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Flushing, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of Flushing to Flushing or the Flushing shareholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or Flushing’s charter or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity owning, purchasing, or otherwise acquiring any interest in shares of capital stock of Flushing is be deemed to have notice of and consented to the forum selection provision of Flushing’s bylaws.

The forum selection provision discussed above is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce such provision in connection with such claims, and in any event, Flushing’s shareholders would not be deemed to have waived Flushing’s compliance with federal securities laws and the rules and regulations thereunder.”

* * * * *

Should you or any member of the Staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, please contact the undersigned at (212) 836-7477 or Robert.Azarow@arnoldporter.com, or Eric J. An at (212) 836-7766 or Eric.An@arnoldporter.com.

Very truly yours,

/s/ Robert C. Azarow
Robert C. Azarow

cc:	Susan K. Cullen, Flushing Financial Corporation

Justin Dobbie, United States Securities and Exchange Commission

Geoffrey S. Kay, Fenimore, Kay, Harrison & Ford, LLP